UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Lyris, Inc.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
46622H 10 3
(CUSIP Number)
David R. Burt
714 Hawkshead Road
Timonium, MD 21093
410 560 5901
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46622H 10 3

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mr. David R. Burt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,010,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		5,010,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,010,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.85%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Texas Addison Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,010,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		5,010,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,010,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.85%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Texas Barrington LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,010,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		5,010,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.85%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

     This Amendment No. 5 to Schedule 13D amends and supplements Item 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on or about March 6, 2007, by David R. Burt (“Burt”), Texas Addison Limited Partnership (“Addison”) and Texas Barrington LLC (“Barrington,” and together with Burt and Addison, the “Reporting Persons”), with respect to the Common Stock, $0.01 par value (“Common Stock”), of Lyris, Inc (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on or about October 3, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on or about January 3, 2003, and Amendment No. 3 to Schedule 13D filed with the SEC on or about January 13, 2002. Items 1 — 5 of Schedule 13D, as amended by Amendment Nos. 1, 2 and 3, remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given in the original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On March 10, 2010, Burt, Addison, Meudon Investments and Ty Comfort (“Comfort”) entered into a Stock Purchase Agreements (the “Agreements”) pursuant to which Addison has sold (A) 1,500,000 shares of Lyris common stock to Meudon Investments and (b) 1,500,000 shares of Lyris Common Stock to Comfort. The purchase price to be paid by LDN and Blair for the Sale Shares is $0.33 per share, or an aggregate of $990,000. As a result of this transaction, Burt and Addison own 4.85% of Lyris common stock.

Item 7. Material to Be Filed as Exhibits
10.1	Stock Purchase Agreements between Addison and Meudon Investments and Ty Comfort.*

99.1	Joint Filing Statement dated May 27, 2002, among the Reporting Persons (previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

*	Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/11/2010	/s/ DAVID R. BURT
David R. Burt

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS BARRINGTON LLC
Date: 3/11/2010	By:	/s/ DAVID R. BURT
David R. Burt
President, Treasurer and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXAS ADDISON LIMITED PARTNERSHIP
	By:	TEXAS BARRINGTON LLC,
its general partner

Date: 3/11/2010	By:	/s/ DAVID R. BURT
David R. Burt
President, Treasurer and Secretary

EXHIBIT INDEX
10.1	Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership, LDN Stuyvie Partnership and Andrew Richard Blair.*

99.1	Joint Filing Statement dated May 27, 2002, among the Reporting Persons (previously filed as Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on May 28, 2002, and is incorporated by reference thereto).

*	Filed herewith